COMMENTS RECEIVED ON 05/28/2025

FROM DANIEL GREENSPAN

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Founders Fund

POST-EFFECTIVE AMENDMENT NO. 180

1.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser considers a number of factors in determining whether a company is a founder-involved company, including whether a founder or founder family member is a member of the senior management team or the company's board of directors at the time of investment or within the past five years and a founder's personal or family share ownership in the company. Whether a company is a founder-involved company can be determined under any of these factors.”

C:

The Staff request we explain supplementally why inclusion of “founders” in the name is not materially misleading given the founder could have left the company or board up to five years before.

R:

We believe that inclusion of “founders” in the fund name is not materially misleading in light of the disclosure included the principal investment strategy section of the prospectus, which is consistent with the Items 4(a)((1) and 9(b)(1) of Form N-1A and Rule 35d-1 under the Investment Company Act of 1940, as amended on September 20, 2023 (“Amended Names Rule”). We believe that a founder’s vision and/or the policies and capital strategy that a founder set in motion continue to have influence and drive performance of the company for the foreseeable future. The investment strategy of the fund is long-term. As such, we believe that founders create significant value over time as their vision is executed, which is substantially reflected in the operating results even after a founder’s departure. While that influence may decline over time, we believe that a period of five years reflects the fund’s long-term strategy of seeking returns from founder-involved companies. Without this time period, the fund would be required to sell positions in a company immediately upon the departure of its founder, without regard or analysis of whether the very same founder led policies and initiatives are going to start creating the returns that formed the basis for the initial investment. This approach would undermine the discretionary management that shareholders pay for. Because we believe that founders create value over time, we do not believe that inclusion of the five year period in name test criteria is misleading.

Instructions to Item 4(a)(1) and Item 9(b)(1) of Form N-1A require that

“each fund that is required to adopt and implement an 80% investment policy must include disclosure in its prospectus that defines the terms used in its name, including the specific criteria the fund uses to select the investments that the term describes, if any.” We believe the disclosure above meets this requirement. In the Adopting Release for the Amended Names Rule the Commission stated that funds have flexibility to use “reasonable definitions” as long as such definitions are consistent “with their plain English meaning or established industry use” (Investment Company Names, Release No. IC-3500 (Adopting Release) at p. 116). In addition, the Commission acknowledged that “reasonable” can vary depending on the fund’s name, but that there should be “a meaningful nexus between the term used in the fund’s name and the fund’s investment focus.” Id. We are not aware of an established industry use definition of “founder” or a “plain English” meaning that would be inconsistent with the disclosure excerpted above. In addition, we firmly believe that a meaningful nexus exists between the term used in the fund’s name, “founder”, and the investment focus of the fund, which is to seek long-term returns from “founder-involved” companies.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose whether and when the fund’s methodology would call for the use of derivatives and whether that use would introduce leverage risk.

R:

Investing in derivative instruments is not a principal investment strategy for the fund. As a result, leverage risk is not a principal investment risk of the fund. The excerpted disclosure below is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to the Amended Names Rule, and subject to the fund’s investment limitations with respect to derivatives. Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. Because the disclosure excerpted below describes the methodology for use of derivatives and is consistent with both Form N-1A and the Amended Names Rule, we respectfully decline to modify the disclosure.

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

FOLLOW-UP COMMENTS RECEIVED ON 06/16/2025

FROM DANIEL GREENSPAN

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Founders Fund

POST-EFFECTIVE AMENDMENT NO. 180

1.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser considers a number of factors in determining whether a company is a founder-involved company, including whether a founder or founder family member is a member of the senior management team or the company's board of directors at the time of investment or within the past five years and a founder's personal or family share ownership in the company. Whether a company is a founder-involved company can be determined under any of these factors.”

C:

The Staff requests we provide further justification why five years is not unreasonable. The Staff asserts that five years does not seem consistent with plain English or established industry use As a result, the Staff believes the reference to “five years” in the disclosure above is unreasonable.

R:

We continue to believe the excerpted disclosure above is consistent with the Amended Names Rule and Form N-1A for the reasons outlined in our initial response. We are not aware of an established industry use for the term “Founders” in the context of making discretionary investment management decisions. In addition, we believe the disclosure is well within the flexibility provided by the Amended Names Rule and its Adopting Release, which acknowledged that the amended rule “provides fund managers with flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes.” Adopting Release at 35. The Commission further acknowledged that “different funds and various third-party data providers may use different definitions for the same term in order to best reflect a particular investment strategy. The amended rule is designed for funds to retain reasonable discretion in establishing their 80% investment policies, which allows funds to implement nuanced and innovative investment strategies.” Id. at 36. We believe the disclosure above is within the reasonable discretion provided by the Commission, as well as the specific disclosure requirements in Rule 35d-1 and Form N-1A. As a result, we respectfully decline to modify the disclosure.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain the limited circumstances under which a derivative instrument may be included in the fund's 80% policy and how derivatives fit into the fund's policy.

R:

As previously discussed, the fund may include a derivative instrument in its 80% policy when the instrument provides investment exposure to “founder-involved companies” or exposure to one or more market risk factors associated with such investments. For example, the fund may purchase a call option for purposes of gaining investment exposure to a founder-involved company. In that case, the fund would include the call option in its 80% policy. Because the fund does not have a principal investment strategy with respect to purchasing call options, or any other derivative instrument, such investments would be limited. In other words, the fund could not invest 80% of its assets in derivative instruments that provide investment exposure to founder-led companies, even though such investments would be eligible investments for purposes of the fund’s 80% policy.